UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS RECORD FIRST QUARTER FINANCIAL RESULTS

Growth in revenues and earnings with revenues of $195M, non-GAAP EPS of $0.45 and cash flow from operations of $172M

REDWOOD CITY, Calif., – April 27, 2009 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the first quarter ended March 31, 2009.

“We posted record first quarter revenues of $195 million and non-GAAP earnings per diluted share of $0.45 cents during the quarter providing a good start for the year,” said Gil Shwed, chairman and chief executive officer at Check Point. “Our operational discipline continues to translate into increased profitability with non-GAAP operating margin of 56 percent and record cash flow from operations of $172 million.”

Financial Highlights for the First Quarter of 2009
—	Total Revenues: $195.0 million, an increase of 2 percent, compared to $191.6 million in the first quarter of 2008.
—	Operating Income: GAAP operating income was $92.3 million, up from $78.7 million a year ago.
Non-GAAP operating income was $109.0 million, an increase of 11 percent compared to $98.1 million a year ago. Non-GAAP operating margin reached a record level of 56 percent, compared to 51 percent a year ago.
—	Net Income: GAAP net income was $80.9 million compared to $78.3 million in the first quarter of 2008. Non-GAAP net income was $95.5 million, compared to $93.4 million in the first quarter of 2008.
—	Earnings per Diluted Share (EPS): $0.38 compared to $0.36 in the first quarter of 2008. Non-GAAP EPS was $0.45, an increase of 6 percent, compared to $0.43 in the first quarter of 2008.
—	Deferred Revenues: As of March 31, 2009, we had deferred revenue of $325.0 million, which represented a $46.6 million increase compared to deferred revenues as of March 31, 2008.
—	Cash Flow: Cash flow from operations was $171.8 million, an increase of 20 percent, compared to $142.9 million in the first quarter of 2008. We had $1,590.8 million in cash and investments as of March 31, 2009.
—	Share Repurchase Program: During the first quarter of 2009, we repurchased 2.3 million shares at a total cost of $52.3 million.

Our Non-GAAP operating income reached a record high first quarter result of $109.0 million representing 56 percent of revenues, primarily as a result of our operational efficiency and aided by the favorable foreign exchange currency trends on our expenses. We realized record cash flow from operations of $171.8 million and ended the quarter with $1,590.8 million in cash and investments.

Mr. Shwed continued, “Producing record first quarter results despite the current macro economic situation is a testimony to the continued demand for internet security and to Check Point’s leadership position.”

Business Highlights
The first quarter of 2009 marked the introduction of Check Point’s revolutionary software blade architecture designed to address the security needs of any size customer by delivering total, flexible, and manageable security solutions. The new software blade architecture allows customers to configure their security solutions by choosing from a comprehensive library of over 20 security software blades.

Subsequent to the end of the first quarter on April 13, 2009, we completed the acquisition of the Nokia Security Appliance Business. Customers can now purchase the former Nokia appliances as Check Point IP appliances with integrated software, services and hardware from Check Point. These appliances join Check Point’s UTM-1 and Power-1 appliance lines providing the industry’s most comprehensive line of security appliances.

In addition, during April, we introduced the new Power-1 11000 series appliances for high performance environments. The new Power-1 11000 series provides customers with breakthrough flexibility and performance upgradability of up to 25 Gbps for firewall throughput and 15 Gbps for IPS in a 2-U form factor.

Mr. Shwed concluded, “Our Software Blade architecture, combined with our expanded appliance portfolio will allow us to continue providing the best solutions to our customers worldwide and will enable us to continue realizing increased revenues and earnings per share in 2009.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 27, 2009 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through May 11, 2009 at the company’s website http://www.checkpoint.com/ir or by telephone at +1 201.612.7415, passcode # 319225, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2009 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, acquisition related charges and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, our belief that our software blade architecture, combined with our expanded appliance portfolio will allow us to continue providing the best solutions to our customers worldwide and will enable us to continue realizing increased revenues and earnings per share in 2009. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in Check Point’s industry; economic and political uncertainties; the financial and business conditions affecting our customers; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; and the timely availability and customer acceptance of Check Point’s new and existing products. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. The statements made in this press release are based on Check Point’s expectations or beliefs as of the date hereof, and Check Point assumes no obligation to update information concerning its expectations or beliefs.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)

Revenues:
Products and licenses	$71,744	$77,379
Software updates, maintenance and services	123,268	114,218

Total revenues	195,012	191,597

Operating expenses:
Cost of products and licenses	9,626	8,993
Cost of software updates, maintenance and
services	5,829	6,750
Amortization of technology	5,800	7,154

Total cost of revenues	21,255	22,897

Research and development	19,787	22,745
Selling and marketing	47,072	53,660
General and administrative	14,617	13,566

Total operating expenses	102,731	112,868

Operating income	92,281	78,729
Financial income, net	8,413	12,363

Income before income taxes	100,694	91,092
Taxes on income	19,773	12,834

Net income	$80,921	$78,258

Earnings per share (basic)	$0.39	$0.36

Number of shares used in computing earnings per
share (basic)	210,153	217,065

Earnings per share (diluted)	$0.38	$0.36

Number of shares used in computing earnings per
share (diluted)	212,083	219,393

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SELCTED GAAP MEASURES TO NON GAAP MEASURES
(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)

GAAP operating income	$92,281	$78,729
Stock-based compensation (1)	7,803	9,071
Amortization of intangible assets (2)	8,893	10,303

Non-GAAP operating income	$108,977	$98,103

GAAP net income	$80,921	$78,258
Stock-based compensation (1)	7,803	9,071
Amortization of intangible assets (2)	8,893	10,303
Taxes on stock-based compensation and amortization of
intangible assets (3)	(2,123)	(4,264)

Non-GAAP net income	$95,494	$93,368

GAAP Earnings per share (diluted)	$0.38	$0.36
Stock-based compensation (1)	0.04	0.04
Amortization of intangible assets (2)	0.04	0.05
Taxes on stock-based compensation and amortization of
intangible assets (3)	(0.01)	(0.02)

Non-GAAP Earnings per share (diluted)	$0.45	$0.43

Number of shares used in computing Non-GAAP earnings per share
(diluted)	212,083	219,393

Non GAAP Adjustments
(1) Stock-based compensation:
Cost of products and licenses	$8	$12
Cost of software updates, maintenance and services	193	183
Research and development	1,258	1,097
Selling and marketing	1,740	2,240
General and administrative	4,604	5,539

	7,803	9,071

(2) Amortization of intangible assets:
Cost of products and licenses	5,800	7,154
Selling and marketing	3,093	3,149

	8,893	10,303

(3) Taxes on stock-based compensation and amortization of
intangible assets	(2,123)	(4,264)

Total, net	$14,573	$15,110

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

	March 31, 2009	December 31, 2008
	(unaudited)	(audited)

ASSETS

Current assets:
Cash and cash equivalents	$670,665	$543,190
Marketable securities and deposits	335,795	371,197
Trade receivables, net	170,966	251,771
Other current assets	27,725	28,372

Total current assets	1,205,151	1,194,530

Long-term assets:
Marketable securities	584,359	529,445
Property, plant and equipment, net	38,830	40,248
Severance pay fund	5,327	5,817
Deferred income taxes, net	18,301	19,003
Intangible assets, net	114,258	123,151
Goodwill	664,602	664,602
Other assets	16,761	16,820

Total long-term assets	1,442,438	1,399,086

Total assets	$2,647,589	$2,593,616

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:
Short-term deferred revenues	$283,094	$289,998
Trade payables and other accrued liabilities	117,919	112,556

Total current liabilities	401,013	402,554

Long-term deferred revenues	41,926	40,799
Income tax accrual	93,124	101,230
Deferred tax liability, net	19,915	22,225
Accrued severance pay	9,806	10,943

Total liabilities	565,784	577,751

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	506,143	503,408
Treasury shares at cost	(1,126,210)	(1,105,250)
Accumulated other comprehensive income	(1,429)	(4,673)
Retained earnings	2,702,527	2,621,606

Total shareholders' equity	2,081,805	2,015,865

Total liabilities and shareholders' equity	$2,647,589	$2,593,616

Total cash and cash equivalents and marketable	$1,590,819	$1,443,832

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended
	March 31,
	2009	2008
	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$80,921	$78,258
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of property, plant and equipment	2,812	2,148
Decrease in trade and other receivables, net	80,707	48,168
Increase (decrease) in deferred revenues, trade payables and
other accrued liabilities	(6,884)	3,331
Realized loss on marketable securities	1,896	-
Stock-based compensation	7,803	9,071
Amortization of intangible assets	8,893	10,303
Excess tax benefit from stock-based compensation	(2,471)	(3,348)
Deferred income taxes, net	(1,890)	(5,055)

Net cash provided by operating activities	171,787	142,876

Cash flow from investing activities:
Investment in property, plant and equipment	(1,394)	(1,935)

Net cash used in investing activities	(1,394)	(1,935)

Cash flow from financing activities:
Proceeds from issuance of upon exercise of options	23,789	6,468
Purchase of treasury shares	(52,288)	(73,000)
Excess tax benefit from stock-based compensation	2,471	3,348

Net cash used in financing activities	(26,028)	(63,184)

Unrealized gain (loss) on marketable securities, net	2,622	(560)

Increase in cash and cash equivalents, deposits and
marketable securities	146,987	77,197

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,443,832	1,241,509

Cash and cash equivalents, deposits and marketable securities
at the end of the period	$1,590,819	$1,318,706

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 27, 2009	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Tal Payne —————————————— Tal Payne Chief Financial Officer